SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

TO

ANNUAL REPORT

OF

HUNGARY

(Name of Registrant)

Date of end of last fiscal year: December 31, 2012

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission

Steven G. Tepper, Esq.

Arnold & Porter LLP
399 Park Avenue

New York, NY 10022

Whitney Debevoise, Esq.

Arnold & Porter LLP
555 Twelfth Street, NW

Washington, DC 20004

* The Registrant is filing this annual report on a voluntary basis.

HUNGARY

Reference is made to the registration statement filed with the Securities and Exchange Commission (the “Commission”) on September 17, 2013, as amended on November 6, 2013 and effective as of November 8, 2013 (Registration Number 333-191209) (the “Registration Statement”) of Hungary (the “Issuer” or “Hungary”).

The sole purpose of this Amendment No. 3 to the annual report of the Issuer on Form 18-K for the year ended December 31, 2012 is to file with the Commission: (i) a conformed copy of the Pricing Agreement, dated March 18, 2014, among the Issuer, BNP Paribas, Citigroup Global Markets Inc., Deutsche Bank Securities Inc and J.P. Morgan Securities plc, included as Exhibit 1.3 hereto; (ii) a form of the Issuer’s 4.000% Notes due 2019 (the “2019 Notes”), included as Exhibit 4.2 hereto (iii) a form of the Issuer’s 5.375% Notes due 2024 (together with the 2019 Notes, the “Notes”), included as Exhibit 4.3 hereto; (iv) the legal opinions included as Exhibits 5.3 and 5.4 hereto in accordance with the Issuer’s undertaking in the Registration Statement to furnish copies of the opinions of the special Hungarian counsel for the Issuer as to the legality of each issue of securities under the Registration Statement; (v) an itemized list of estimated expenses incurred or borne by or for the account of Hungary in connection with the sales of the Notes, included as Exhibit 99.3 hereto; and (vi) the recent developments in Hungary as of March 18, 2014, which is included as Exhibit 99.D.2 hereto and which updates and amends the Amended and Restated Description of the Issuer previously filed as Exhibits 99.D and  99.D.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Budapest, Hungary on the 31st day of March, 2014.

HUNGARY

By:	/s/ István Töröcskei
	Name:	Mr. István Töröcskei
	Title:	Chief Executive Officer of The Government Debt Management Agency Pte Ltd. of Hungary as attorney for Hungary represented by its Minister for National Economy

EXHIBIT INDEX

Exhibit Number

*	1.1	Conformed copy of the Underwriting Agreement, dated September 17, 2013

*	1.2	Conformed copy of the Pricing Agreement, dated November 18, 2013, among Hungary, BNP Paribas, Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Goldman Sachs International

	1.3	Pricing Agreement, dated March 18, 2014, among Hungary, BNP Paribas, Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities plc

*	4.1	Form of 5.750% Notes due 2023

	4.2	Form of 4.000% Notes due 2019

	4.3	Form of 5.375% Notes due 2024

*	5.1	Opinion of Dr. Zsolt Szita Law Office, Hungarian legal advisers to the Government Debt Management Agency Private Company Limited by Shares of Hungary dated November 22, 2013

*	5.2	Opinion of Linklaters LLP dated November 22, 2013

	5.3	Opinion of Dr. Zsolt Szita Law Office, Hungarian legal advisers to the Government Debt Management Agency Private Company Limited by Shares of Hungary dated March 25, 2014

	5.4	Opinion of Arnold & Porter LLP dated March 25, 2014

*	24.1	Power of Attorney

*	99.1	Itemized list of estimated expenses incurred or borne by or for the account of Hungary in connection with the sales of the 5.750% Notes due 2023

*	99.2	Conformed copy of the Fiscal Agency Agreement, dated September 17, 2013, between Hungary and Citibank, N.A., as fiscal agent, paying agent and registrar

	99.3	Itemized list of estimated expenses incurred or borne by or for the account of Hungary in connection with the sales of the

4.000% Notes due 2019 and the 5.375% Notes due 2024

*	99.D	Description of Hungary dated October 25, 2013

*	99.D.1	Recent Developments in Hungary as of November 18, 2013

	99.D.2	Recent Developments in Hungary as of March 25, 2014

* Previously filed.